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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                              December 21, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer Series Trust V
   Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-129005; 811-21823

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 41 to the Registration Statement on Form N-1A of Pioneer Series Trust V (the "Registrant"), with respect to its series Pioneer Corporate High Yield Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1.  Comment:   The Staff requested that the Registrant provide a completed fee table for the Fund with its response to the Staff's comments.

    Response:  A completed fee table for the Fund is attached hereto as
               Appendix A

2.  Comment:   The Staff requested that the Registrant explain in its response why it states that other expenses for Class K shares shown in the fee table are based on estimated expenses rather than actual expenses.

    Response:  The Registrant will delete the disclosure referenced by the
               Staff.

3.  Comment:   The Staff noted that the Registrant states that derivative instruments that provide exposure to high yield debt of corporate issues or have similar economic characteristics may be used to satisfy the Fund's 80% policy. The Staff requested that the Registrant explain in its response how the Fund intends to value derivatives for this purpose.

    Response:  The Registrant confirms that the Fund currently uses the market value of derivatives for purposes of complying with the Fund's 80% policy.

4.  Comment:   The Staff requested that the Registrant include in the Item 4 summary disclosure a brief description of the Fund's investment process for deciding which securities to buy and sell.

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    Response:  The Registrant will revise the Item 4 summary to include the following disclosure to address the Staff's comment:

               The fund's investment adviser considers both economic and issuer specific factors in selecting investments. In assessing the appropriate maturity, credit quality and sector weightings of the portfolio, the adviser considers a variety of factors that are expected to influence economic activity and interest rates. These factors include fundamental economic indicators, such as the rates of economic growth and inflation, Federal Reserve monetary policy and the relative value of the U.S. dollar compared to other currencies. The adviser selects individual securities to buy and sell based upon such factors as a security's yield, liquidity and rating, an assessment of credit quality, and sector and issuer diversification. The adviser also employs fundamental research to assess an issuer's credit quality, taking into account financial condition and profitability, future capital needs, potential for change in rating, industry outlook, the competitive environment and management ability. The adviser adjusts sector weightings to reflect its outlook of the market for high yield securities rather than using a fixed sector allocation.

5.  Comment:   The Staff noted that the Fund has been re-named and that the reference to "U.S." has been removed from the Fund's name. The
               Staff requested that the Registrant explain in its response the change to the Fund's strategy related to the change in the Fund's name and confirm that the Fund's disclosure addresses such strategy change. The Staff noted, for example, that if the Fund's investment adviser plans to add new geographic exposure to the Fund's portfolio, the Registrant should consider adding strategy and risk disclosure addressing such a change.

    Response:  The Registrant notes that the Fund's benchmark index, the ICE
               BofA Merrill Lynch U.S. High Yield Index, includes certain U.S. dollar denominated below investment grade corporate debt that is publicly issued in the U.S. domestic market, whose issuers may be domiciled outside of the U.S. The Registrant notes that the reference to "U.S." has been removed from the Fund's name and 80% test in order to provide the Fund with the flexibility to invest in constituents of the benchmark index whose issuers are domiciled outside of the U.S. However, the Registrant notes that such changes do not reflect an intent to manage the Fund differently and that there is no current intent to add a new material geographic exposure to the Fund's portfolio. The Registrant believes that the Fund's disclosure adequately addresses the Fund's investment strategies and risks and that additional disclosure is not required.

6.  Comment:   The Staff noted that, over the past several quarters, market observers have commented that lending terms, including pricing, corporate leverage levels and covenant protections, have deteriorated relative to historical norms. The Staff noted that in IMGU-2016-2 (fund disclosure reflecting risks related to current market conditions), the Staff reminded funds of the need to review and assess risk disclosures in light of changing market conditions. The Staff requested that the Registrant confirm that it has reviewed the Staff's guidance and considered the appropriateness of the Fund's disclosures based on current conditions in the credit markets.

    Response:  The Registrant confirms that it has reviewed the Staff's guidance and believes that the Fund's disclosures are appropriate based on current conditions in the credit markets.

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7.  Comment:   The Staff noted that the Registrant appears to be revising the prospectus disclosure to reference potential investments by the Fund in mortgage-related securities and asset-backed securities. The Staff noted that it is unclear what the Fund's investment adviser's actual intentions are and whether a more definitive statement could be made. The Staff asked if, for example, the adviser plans to focus investments on commercial or residential mortgage-backed securities, and if asset-backed securities in which the Fund will invest will be backed by auto and/or credit card receivables. The Staff suggested that the Registrant consider revising the disclosure to focus more clearly on what the Adviser intends to do with respect to the Fund rather than what it may do.

    Response:  The Registrant notes that the Fund currently is permitted to invest in mortgage-related securities and asset-backed securities, subject to the Fund's 80% policy. The Registrant notes that the only change to the disclosure referenced by the Staff was to update disclosure with respect to the Fund's 80% policy. The Registrant respectfully submits that no additional changes to the disclosure are required.

8.  Comment:   The Staff noted that the Registrant did not include performance information in the Rule 485(a) filing, and that the filing inadvertently included the statement that the Fund does not have a full calendar year of performance. The Staff requested that the Registrant confirm that the Fund's performance information and financial highlights will be included in the Rule 485(b) filing.

    Response:  The Registrant confirms that the Fund's performance information and financial highlights will be included in the Rule 485(b) filing.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                 /s/ Jeremy Kantrowitz
                                                  ---------------------
                                                     Jeremy Kantrowitz

cc:Terrence J. Cullen
   Christopher J. Kelley
   Roger P. Joseph
   Toby R. Serkin

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                                  Appendix A

Shareowner fees
(fees paid directly from your investment)     Class A   Class C Class K Class Y
-----------------------------------------     -------   ------- ------- -------
Maximum sales charge (load) when you buy
  shares (as a percentage of offering price)    4.50%    None    None    None
Maximum deferred sales charge (load) (as a
  percentage of offering price or the amount
  you receive when you sell shares,
  whichever is less)                           None/1/       1%  None    None

Annual Fund operating expenses
(expenses that you pay each year as a
percentage of the value of your investment)   Class A   Class C Class K Class Y
-------------------------------------------   -------   ------- ------- -------
Management Fees                                 0.60%     0.60%   0.60%   0.60%
Distribution and Service (12b-1) Fees           0.25%     1.00%   0.00%   0.00%
Other Expenses                                  1.06%     1.05%   1.06%   1.06%
Total Annual Fund Operating Expenses            1.91%     2.65%   1.66%   1.66%
Less: Fee Waiver and Expense Reimbursement/2/  -0.86%    -0.85%  -0.91%  -0.91%
Net Expenses/2/                                 1.05%     1.80%   0.75%   0.75%

/1/ Class A purchases of $500,000 or more that are not subject to an initial sales charge may be subject to a contingent deferred sales charge of 1%. See "Sales charges."
/2/ The Fund's investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all fund expenses other than taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation) to the extent required to reduce Fund expenses to 1.05%, 1.80%, 0.75% and 0.75% of the average daily net assets attributable to Class A, Class C, Class K and Class Y shares, respectively. These expense limitations are in effect through December 31, 2019. There can be no assurance that the adviser will extend the expense limitations beyond such time. While in effect, the arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees.

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Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods shown and then, except as indicated, redeem all of your shares at the end of those periods. It also assumes that (a) your investment has a 5% return each year and (b) the Fund's total annual operating expenses remain the same except for year one (which considers the effect of the expense limitation). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                     If you redeem your shares If you do not redeem your shares
                     ------------------------- --------------------------------
                             Number of years you own your shares
                     ----------------------------------------------------------
                      1     3      5      10    1       3        5        10
                     ---- ------ ------ ------  ----   ------   ------  ------
Class A              $676 $1,062 $1,472 $2,613 $676   $1,062   $1,472   $2,613
Class C               283    743  1,329  2,921  183      743    1,329    2,921
Class K                77    434    816  1,889   77      434      816    1,889
Class Y                77    434    816  1,889   77      434      816    1,889

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